UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PRIMO WATER CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74165N 10 5
(CUSIP Number)
Billy D. Prim
c/o Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 331-4000

with a copy to:

D. Scott Coward
K&L Gates LLP
4350 Lassiter at North Hills Avenue, Suite 300
Raleigh, North Carolina 27609
(919) 743-7328
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS BILLY D. PRIM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		2,426,590

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,078

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,426,590

WITH	10	SHARED DISPOSITIVE POWER

		67,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,493,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS DEBORAH W. PRIM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		9,823

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,823

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS BD PRIM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS BILLY D. PRIM REVOCABLE TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS 2010 IRREVOCABLE TRUST FBO SARCANDA W. BELLISSIMO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,957

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,957

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS 2010 IRREVOCABLE TRUST FBO ANTHONY GRAY WESTMORELAND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,957

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,957

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,957

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS 2010 IRREVOCABLE TRUST FBO JAGER GRALYN DEAN BELLISSIMO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	74165N 10 5

1	NAMES OF REPORTING PERSONS 2010 IRREVOCABLE TRUST FBO JOSEPH ALEXANDER BELLISSIMO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORTH CAROLINA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, $0.001 par value, of Primo Water Corporation , a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104.
Item 2. Identity and Background.
This Schedule 13D is being filed on behalf of (i) Billy D. Prim, (ii) Deborah W. Prim, (iii) BD Prim, LLC, (iv) Billy D. Prim Revocable Trust, (v) 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo, (vi) 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, (vii) 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo, and (viii) 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (together, the “Reporting Persons”).
Billy D. Prim is married to Deborah W. Prim, is the sole manager under the operating agreement of BD Prim, LLC and is the sole trustee of each of Billy D. Prim Revocable Trust, 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo, 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo, and 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo. Certain information with respect to the Reporting Persons follows:
A. Billy D. Prim
Mr. Prim’s principal business address is 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. Mr. Prim’s present principal occupation is serving as Chairman, Chief Executive Officer, President and director of the Company. During the last five years, Mr. Prim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Prim has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Prim is a citizen of the United States.
B. Deborah W. Prim
Mrs. Prim’s principal business address is c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. Mrs. Prim’s principal occupation is as an employee of Primier, LLC. Primier, LLC’s principal business is investment management and its principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, Mrs. Prim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Prim has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Prim is a citizen of the United States.
C. BD Prim, LLC
BD Prim, LLC is a North Carolina limited liability company. BD Prim, LLC’s principal business is investment management. BD Prim, LLC’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, BD Prim, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, BD Prim, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D. Billy D. Prim Revocable Trust
Billy D. Prim Revocable Trust is a trust formed under the laws of the state of North Carolina. Billy D. Prim Revocable Trust’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, Billy D. Prim Revocable Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Billy D. Prim Revocable Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
E. 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo
2010 Irrevocable Trust fbo Sarcanda W. Bellissimo is a trust formed under the laws of the state of North Carolina. 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
F. 2010 Irrevocable Trust fbo Anthony Gray Westmoreland
2010 Irrevocable Trust fbo Anthony Gray Westmoreland is a trust formed under the laws of the state of North Carolina. 2010 Irrevocable Trust fbo Anthony Gray Westmoreland’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, 2010 Irrevocable Trust fbo Anthony Gray Westmoreland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, 2010 Irrevocable Trust fbo Anthony Gray Westmoreland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
G. 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo
2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo is a trust formed under the laws of the state of North Carolina. 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
H. 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo
2010 Irrevocable Trust fbo Joseph Alexander Bellissimo is a trust formed under the laws of the state of North Carolina. 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo’s principal business address and principal office address are c/o Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. During the last five years, 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
With the exception of the transaction described below, the Reporting Persons acquired their shares with personal funds and, in the case of Mr. Prim, in connection with compensation arrangements. On January 18, 2011, Mr. Prim acquired 323,874 shares of Common Stock and warrants to purchase 4,218 shares of Common Stock following the default of the obligor under a bona fide loan with respect to which such shares and warrants were previously pledged to Mr. Prim as collateral. Mr. Prim received these shares and warrants in full satisfaction of the amounts owed to Mr. Prim with respect to such loan by the third-party obligor.
Item 4. Purpose of Transaction.
The Reporting Persons acquired their shares for investment purposes and, in the case of Mr. Prim, in connection with compensation arrangements.
The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives, compensatory arrangements and other facts and conditions.
Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company’s business or corporate structure;
(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)&(b) Amount and Nature of Beneficial Ownership Reported.
The Reporting Persons collectively have beneficial ownership of an aggregate of 2,503,491 shares of the Company’s Common Stock. Such shares represent 13.0% of the Company’s outstanding Common Stock based on 19,123,884 shares of the Company’s Common Stock outstanding as of January 18, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act. The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i) Billy D. Prim beneficially owns 2,493,668 shares of Common Stock consisting of:
(A) 2,237,056 shares of Common Stock held directly (95,831 of which are pledged as security) (as to which he has sole voting and dispositive power);
(B) 146,889 shares of Common Stock issuable upon the exercise of warrants held directly that are presently exercisable (as to which he has sole voting and dispositive power);
(C) 42,645 shares of Common Stock issuable upon the exercise of stock options held directly that are presently exercisable or become exercisable within the next 60 days (as to which he has sole voting and dispositive power);
(D) 4,791 shares of Common Stock held by BD Prim, LLC (as to which he has shared voting and dispositive power);
(E) 4,791 shares held by the Billy D. Prim Revocable Trust (as to which he has shared voting and dispositive power);
(F) 23,957 shares of Common Stock held by 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo (as to which he has shared voting and dispositive power);
(G) 23,957 shares of Common Stock held by 2010 Irrevocable Trust fbo Anthony Gray Westmoreland (as to which he has shared voting and dispositive power);
(H) 4,791 shares of Common Stock held by the 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo (as to which he has shared voting and dispositive power); and
(I) 4,791 shares of Common Stock held by the 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (as to which he has shared voting and dispositive power).
Such shares represent 12.9% of the Company’s outstanding Common Stock.
(ii) Deborah W. Prim beneficially owns 9,823 shares of Common Stock consisting of:
(A) 8,032 shares of Common Stock held directly (as to which she has sole voting and dispositive power); and
(B) 1,791 shares of Common Stock issuable upon the exercise of warrants held directly that are presently exercisable (as to which she has sole voting and dispositive power).
Such shares represent 0.05% of the Company’s outstanding Common Stock.
(iii) BD Prim, LLC holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim owns all of the outstanding equity interests in and is the sole manager of BD Prim, LLC and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.
(iv) Billy D. Prim Revocable Trust holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of Billy D. Prim Revocable Trust and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.
(v) 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo holds and has voting and dispositive power with respect to 23,957 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.1% of the Company’s outstanding Common Stock.

(vi) 2010 Irrevocable Trust fbo Anthony Gray Westmoreland holds and has voting and dispositive power with respect to 23,957 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Anthony Gray Westmoreland and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.1% of the Company’s outstanding Common Stock.
(vii) 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.
(vii) 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.
(c) Recent Transactions.
On January 18, 2011, Mr. Prim acquired 323,874 shares of Common Stock and warrants to purchase 4,218 shares of Common Stock following the default of the obligor under a bona fide loan with respect to which such shares and warrants were previously pledged to Mr. Prim as collateral. Mr. Prim received these shares and warrants in full satisfaction of the amounts owed to Mr. Prim with respect to such loan by the third-party obligor.
(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.
N/A
(e) Ownership of Five Percent or Less of Class.
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Prim and Mrs. Prim each entered into customary lock-up agreements with Thomas Weisel Partners, LLC, an affiliate of Stifel, Nicolaus & Company, the representative of the underwriters in the Company’s recent initial public offering, pursuant to which they agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock until May 4, 2011 without the prior written consent of Thomas Weisel Partners LLC. The lock-up period is subject to extension in the event the Company issues an earnings release or makes a material news announcement within certain specified periods before or after the expiration of the 180-day lock-up period. Mr. Prim’s lock-up agreement covers all shares of which Mr. Prim has beneficial ownership within the rules and regulations of the SEC, including the shares held by BD Prim, LLC and each of the trusts described in Item 5(a)&(b) above.
As described in Item 5(a)&(b) above, Mr. Prim holds warrants to purchase 146,889 shares of Common Stock, all of which are currently exercisable. Warrants to purchase 136,371 shares of Common Stock were issued pursuant to a warrant agreement in the form attached as Exhibit 10.43 to the Company’s Registration Statement on S-1 (Registration No. 333-165452). Warrants to purchase 4,910 shares of Common Stock were issued pursuant to a warrant agreement in the form attached as Exhibit 10.44 to the Company’s Registration Statement on S-1 (Registration No. 333-165452). Such forms of warrant agreements are filed as Exhibits 1 and 2 hereto and are incorporated by reference herein. Warrants to purchase a total of 5,608 shares of Common Stock were issued pursuant to warrant agreements in the form attached as Exhibit 3 hereto.

As described in Item 5(a)&(b) above, Deborah W. Prim holds warrants to purchase 1,791 shares of Common Stock, all of which are currently exercisable. The form of warrant agreement entered between Mrs. Prim and the Company was filed as Exhibit 10.43 to the Company’s Registration Statement on S-1 (Registration No. 333-165452), as amended, filed with the SEC and available on EDGAR and is filed as Exhibit 1 hereto and incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Incorporated By
Exhibit	Name	Reference To

Exhibit 1	Form of Amended and Restated Series B Common Stock Purchase Warrant	Exhibit 10.43 to the Company’s Amendment No. 7 to Registration Statement on Form S-1 filed on October 5, 2010

Exhibit 2	Form of Amended and Restated Series C Common Stock Purchase Warrant	Exhibit 10.44 to the Company’s Amendment No. 7 to Registration Statement on Form S-1 filed on October 5, 2010

Exhibit 3	Form of Common Stock Purchase Warrant	Filed Herewith

Exhibit 4	Joint Filing Agreement	Filed Herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2011

/s/ Billy D. Prim
Billy D. Prim

/s/ Deborah W. Prim
Deborah W. Prim

BD Prim, LLC
By:	/s/ Billy D. Prim
Billy D. Prim, Manager

Billy D. Prim Revocable Trust
By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Sarcanda W. Bellissimo
By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Anthony Gray Westmoreland
By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo
By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Joseph Alexander Bellissimo
By:	/s/ Billy D. Prim
Billy D. Prim, Trustee